EXHIBIT 99.1

Titan Mining Enters into Cooperation Agreement with Teck’s Trail Operations to Evaluate Germanium Recovery from Existing Mine Waste Streams

Initiative targets potential substantial cash flow from previously unprocessed materials with no additional mining required

GOUVERNEUR, N.Y., May 13, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and the only U.S. end-to-end producer of natural flake graphite, today announced that it has entered into a cooperation agreement with Teck Resources Limited (“Teck”) to evaluate the recovery of germanium (“Ge”) from existing processing streams at its Empire State Mines (“ESM”), representing a potentially new significant revenue opportunity and supporting domestic supply of materials essential for defense, semi-conductors and chip manufacturing. Teck’s Trail Operations is the only commercial-scale facility in North America recovering germanium from primary sources.

HIGHLIGHTS

  Unlocking value from waste streams: The Cooperation Agreement contemplates evaluation of the potential for approximately ~13,000 kg/year1 of contained germanium within existing ESM process streams
  Substantial cash flow potential: Initial review indicates strong economics, creating the opportunity to generate potential additional cash flow from material already being processed
  No additional mining required: Germanium is hosted in material currently reporting to waste streams, offering a pathway to recovery from existing operations
  Capital-efficient strategy: Leverages existing mining and processing infrastructure without expanding mining footprint
  Strategic partnership with established processor: Collaboration with Teck, which has an established North American germanium recovery platform at Trail
  Aligned with U.S. critical minerals strategy: Supports domestic supply of germanium, a material essential to defense, semiconductors, and communications applications

STRATEGIC OVERVIEW

Germanium is a critical mineral used in:

  Defense applications, including infrared optics
  Semiconductor and chip manufacturing
  Fiber optic and communications infrastructure

The United States currently has limited domestic supply and processing capacity, increasing the importance of new, secure sources.

At ESM, germanium occurs within material not associated with the primary zinc sulfide mineralization. As a result, it currently reports to processing waste streams rather than being recovered.

These waste streams, particularly the large-volume scavenger tails circuit, represent a potentially meaningful and currently unmonetized source of contained germanium.1

This initiative is designed to evaluate a capital-efficient pathway to unlock a critical mineral from material that is already mined and processed, without requiring additional mining activity.

Rita Adiani, CEO of Titan Mining, commented:

“This is a clear example of our focus on extracting maximum value from our existing operations.

“Germanium at Empire State Mines sits in material that is currently treated as waste. By working with a credible processing partner that operates an established large-scale metallurgical facility, we have the potential to generate incremental cash flow without additional mining.

“With strong pricing in U.S. warehouses ranging from $5800-8600/kg2 and limited domestic supply, this initiative positions Titan to potentially become a meaningful supply chain partner for domestically sourced germanium into U.S. defense and advanced technology supply chains in a capital-efficient and timely manner.

“Working with Teck allows us to evaluate this opportunity alongside a partner with proven recovery capabilities, while supporting the development of a more secure domestic supply of a critical mineral.”

Ian Anderson, Teck Executive Vice President & Chief Commercial Officer, commented:

“This agreement with Titan underscores Teck’s commitment to strengthening North America’s supply of critical minerals essential to defense, semiconductor production, and advanced chip manufacturing. Teck is one of the world’s largest global producers of germanium, a key supplier of germanium to the U.S., and this partnership builds on our long-standing leadership in critical-mineral production.”

COOPERATION AGREEMENT SCOPE

Under the agreement, Titan and Teck will:

  Evaluate upgraded ESM process streams as a potential germanium-bearing feedstock for Trail Operations;
  Define minimum feed specifications required by the Trail circuit; and
  Assess commercial parameters, including potential volumes and payability with a view towards entering into long-term offtake arrangements.

The parties will work collaboratively with a view toward transitioning to a commercial agreement, subject to technical and economic results

Qualified Persons

The scientific and technical information contained in this news release related to the Company’s germanium has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company. See the Company’s news release titled, “Titan Extends Kilbourne Graphite Mineralization, Advances Germanium and the 2026 Multi-Commodity Exploration Strategy” and dated April 16, 2026, for additional information.

About Titan Mining Corporation
Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Teck Media Contact

Dale Steeves
Director, External Communications
Phone: (236) 987-7405
Email: dale.steeves@teck.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding: that germanium is a potentially new significant revenue opportunity and supporting domestic supply of materials essential for defense, semi-conductors and chip manufacturing; initial review indicates strong economics, creating the opportunity to generate potential additional cash flow from material already being processed; this initiative positions Titan to potentially become a meaningful supply chain partner for domestically sourced germanium into U.S. defense and advanced technology supply chains in a capital-efficient and timely manner; the potential recovery of germanium from existing process streams at Empire State Mines (“ESM”), including the evaluation of approximately 13,000 kg/year of contained germanium; its ability to generate incremental near-term cash flow without impacting existing zinc operations; and the identification of appropriate recovery pathways; these waste streams, particularly the large-volume scavenger tails circuit, represent a potentially meaningful and currently unmonetized source of contained germanium; this initiative is designed to evaluate a capital-efficient pathway to unlock a critical mineral from material that is already mined and processed, without requiring additional mining activity. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc, graphite and germanium; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally; risks that the germanium in ESM’s process streams will not be recoverable on economic terms; risks that Titan is unable to agree to offtake terms with Teck or another third party; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc, graphite and germanium; demand for zinc, graphite and germanium; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; that germanium will be recoverable from ESM’s process streams on economic terms; that Titan will be able to agree to offtake terms with Teck or another third party; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

1 This is based on annual scavenger tailings mass of approximately 600,000 short tonnes grading 23 g/t and a pre-float tailings mass of 5,400 short tonnes grading 69g/t.

2 Pricing based on SMM-GE-GI-004 and industry retail pricing for smaller parcels as of April 30, 2026.